Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

March 5, 2010

United States Securities and Exchange Commission

Re:         Bond Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
File Number: 000-52369

Ladies and Gentlemen:

Below are the responses to your comment letter dated February 5, 2010.

Recent Sales of Unregistered Securities. page 13

1.
We note your response to our prior comment five. Please disclose the basis for your decision to value the issuances of 1,238,600 shares of common stock and 640,000 shares of common stock at $0.67 per share and $0.55 per share, respectively.

Response:  We noted your comment above and will include the following:

“The Company issued 1,238,600 shares of its Common Stock in connection with the conversion of debt of $815,000 in principal and $24,314 in accrued interest at a value of $.67 per share.  The Company further issued 640,000 shares of its Common Stock in connection with the conversion of debt of $349,606 in principal comprised of $230,000 of deferred compensation and $119,606 of a related party note at a value of $.55 per share.  The Company issued a total of 1,878,600 shares of its Common Stock at a weighted average value of $.64 per share in connection with these debt conversions.  The debt was issued to founders as a means to fund early stage operations and product development for the Company prior the filing of its SB-2.  The founders debt was issued prior to and converted at a valuation that was less than the per share cash sale of stock issued to investors in a private placement in fiscal 2007 per the approval of the Company’s Board of Directors.

Item 8. Financial Statements

 Note 7 – Acquisition, page F-16

2.
In addition to the proposed disclosure in your response to our prior comment eight, revise to identify the intangible assets as intangible rather than tangible as disclosed in your response. Also, please disclose the weighted average amortization period of each intangible asset.

Response:  We noted your comment above and will include the following in our intangible footnote the following statements;

“Company will calculate the weighted average of the average amortization period, in total and by major define-lived intangible asset on a straight-line basis over the estimated useful lives of the related assets that is ten years.”

Note 10 — Share Capital, page F-18

3. In addition to your proposed disclosure on compensation expense in response to our prior comment nine, please address the following and revise your disclosure, as applicable:

a) You have reclassified your Statement of Stockholders Equity as of December 31, 2007. Please tell us why these reclassifications did not result in reclassifications to your Statement of Cash Flows for the Year Ended December 31, 2007. Specifically, reconcile the $2.5 million reflected in your Statement of Cash Flows as common stock issued for services to the $3.1 million reflected in your Statement of Stockholders Equity as common stock issued for services.

Responses: We have modified the Statement of Cash flows to reflect the changes in the consolidated stockholders equity.

b) Your proposed disclosure that the Company valued the issues of stock for services based on the value of the cash received for stock in other private placements during that time, and that the Company valued the non-cash based on the fair value of the goods and services since there was no reliable fair value of the equity instruments issued in accordance with ASC Topic 718 is confusing. Please address the following:

i.	You appear to be using two methodologies to value non-cash transactions where stock is issued for services: 1) the value of cash received for stock in other private placements during that time, and
2) the fair value of goods and services. Clarify which methodology you utilized during each period presented and identify the circumstances in which you used each method; and

ii.	In circumstances where you use the fair value of goods and services, please tell us why that is more reliable than cash received in private placements with third parties.

Response:  We have modified our language in the 2007 year end issuance of stock for services to consultants.  The Company began trading on October 1, 2007 at $.25 per share.  Common stock issued to consultants was primarily issued in the 4th quarter of 2007.  The Company valued those issuances to consultants based on the trading value of the common stock at the time of issuance.

c) Please address the following related to the value of stock issued for cash and services, including the fourth bullet of our prior comment nine in its entirety;
1. Reconcile any differences between the value of stock issued for cash and the fair value of stock issued to consultants, and disclose the reason for those differences;
Response:  The common stock issued for cash was based on a private placement completed by the Company.  The common stock issued for services was based on the trading value of the common stock at the time of issuance.  The Company began trading on October 1, 2007 and most of the shares issued to consultants were issued in the fourth quarter when there was a reliable trading price available.

iii.
Your proposed disclosure for the value range per share for common shares issued to consultants during the year ended December 31, 2007 does not seem reasonable. Please tell us why the maximum included in the range of $0.55 to $1.00 per share is lower than the average value per share, which appears to be $1.24, and revise your disclosure as appropriate.

Response:  We have modified the disclosure to reflect that the stock issued to consultants was at $1.24 which was the weighted average of the trading value of the stock issued for consultants during that period.

iii   Your proposed disclosure for the value range per share for Gammon shares issued to third parties in a private placement during the year ended December 31, 2007 also does not seem reasonable. Please tell us why the minimum in the range of $0.82 to $1.00 per shares is equal to the average value per share, which appears to be $0.82.

Response:  We have modified our disclosure to reflect that the private placement to third parties was valued at $.82 per share.

“The Company issued common stock for services and recorded $1,545,198 for December 31, 2008 as compared to $3,109,476 for December 31, 2007.

2007

During the year ended December 31, 2007, the Company has issued shares of its common stock as consideration to consultants and the Company valued the issues of stock for services based the trading price of the stock at the time of issuance.

The Company issued 2,517,625 shares of common stock to consultants valued in the aggregate at $3,109,476. The shares were issued throughout the year ended December 31, 2007, $1.24 per share.  During the issuance of the common shares to consultants the share trading price ranged between $.25 and $3.75 per share.

“The Company issued 1,238,600 shares of its Common Stock in connection with the conversion of debt of $815,000 in principal and $24,314 in accrued interest at a value of $.67 per share.  The Company further issued 640,000 shares of its Common Stock in connection with the conversion of debt of $349,606 in principal comprised of $230,000 of deferred compensation and $119,606 of a related party note at a value of $.55 per share.  The Company issued a total of 1,878,600 shares of its Common Stock at a weighted average value of $.64 per share in connection with these debt conversions.  The debt was issued to founders as a means to fund early stage operations and product development for the Company prior the filing of its SB-2.  The founders debt was issued prior to and converted at a valuation that was less than the per share cash sale of stock issued to investors in a private placement in fiscal 2007 per the approval of the Company’s Board of Directors.

During the year ended December 31, 2007, the Company issued 2,014,000 shares of its common stock for $1,651,000.  The shares were issued to third parties in a private placement of the Company’s common stock.  The shares were sold throughout the year ended December 31, 2007, with an aggregate value ranging from $.82 per share.”

We will reclassify the Statement of Stockholders Equity for December 31, 2007 as follows:

	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

DECEMBER 31, 2006	4,954,000	$49,540	$-	$(815,013)	$(715,473)

Common stock issued for cash	2,014,000	20,140	1,630,860	-	1,651,000

Common stock issued for services	2,517,625	25,176	3,084,300	-	3,109,476

Common stock issued in a 2 for 1 forward split	9,067,225	90,672	(90,672)	-	-

Common stock issued in convertible debt and interest expense	1,878,600	18,786	1,170,134	-	1,188,920

Warrants issued 1,238,600 @ $.01			12,386		12,386

Net loss	-	-	-	(3,961,602)	(3,961,602)

DECEMBER 31, 2007	20,431,450	$204,314	$5,807,008	$(4,776,615)	$1,284,707

We have modified our Statement of Cash Flows to identify the stock issued for cash and prepaid services.

BOND LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Net loss	$(6,625,991)	$(3,961,602)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	69,553	14,596
Common stock issued for services	1,545,198	3,109,477
Common stock issued for prepaid services		(600,000)
Warrants issued in conversion of debt	-	12,386
Stock warrants issued	317,233	-
Preferred series A subscribed not issued	600,000	26,625
Changes in operating assets and liabilities:
Accounts receivables	(424,258)	(4,532)
Inventory	(1,984,245)	-
Prepaid expenses	594,286	(24,527)
Deposits	(3,000)	(2,727)
Accounts payables	920,947	15,500
Accrued liabilities	239,133	1,257
Net cash used in operating activities	(4,751,144)	(1,413,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Note receivable	(250,137)	-
Purchase of property and equipment	(178,279)	-
Purchase of intangible asset	(1,406,985)	(43,009)
Net cash used in investing activities	(1,835,401)	(43,009)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuances of common stock	3,498,000	1,651,000
Cost of raising capital	(250,713)	-
Proceeds from affiliated note payable	50,000	-
Proceeds preferred B and common stock subscribed	1,250,000	335,000
Proceeds from the issuances of preferred A stock	659,477	-
Repayments of note payable	(102,221)	-
Proceeds from note payable	1,155,184	-
Net cash provided by financing activities	6,259,727	1,986,000

INCREASE (DECREASE) IN CASH	(326,818)	529,444
CASH, BEGINNING OF PERIOD	590,197	60,753
CASH, END OF PERIOD	$263,379	$590,197

Supplemental disclosure of non-cash investing and financing activities

Conversion of debt into common stock	$-	$815,000
Issuance of common stock for repayment of loan affiliates	$-	$117,294
Issuance of company stock for prepaid services	$-	$600,000
Issuance of company stock for accrued liabilities	$-	$230,000
Issuance of company stock for the assets purchase	$790,500	$-

The accompanying notes are an integral part of these consolidated financial statements

4.           We note your response to our prior comment twelve. Please provide the additional information requested in this comment. Specifically, please disclose in detail the exact number of delinquent reports and the number of transactions that have gone unreported to date. In your revised disclosure, please also make clear whether all delinquent reports have since been filed or whether some remain outstanding,

Response:  We noted your comment above and will include the following:

Our prior CEO Scott Landow did not file any form 3, 4, 5 and has been delinquent on his filings since 2006.   Mr. Landow is delinquent on filing 1 form 3 and 1 form 5 for year ended December 31, 2006, delinquent on filing 3 form 3 and 1 form 5 for year ended December 31, 2007, delinquent in filing 1 form 3’s and 1 form 5 for year ended December 31, 2008, and delinquent in filing 5 form 3’s and 1 form 5 for year ended December 31, 2009.

Our present CEO John Wilson did not file any form 3, 4, 5 and has been delinquent on his filings since he accepted the position of CEO in 2009.  Mr. Wilson is delinquent in filing 1 form 3 and 1 form 5 for year ended December 31, 2009.

Our interim CFO Michael Abrams did not file any form 3, 4, 5 and has been delinquent on his filings since he accepted the position of interim CFO in 2009.  Mr. Abrams is delinquent in filing 1 form 3 and 1 form 5 for year ended December 31, 2009.

Our director Elorian Landers did not file any form 3, 4, 5 and has been delinquent on his filings since he accepted the position on the Board of Directors in 2009.  Mr. Landers is delinquent in filing 1 form 3 and one form 5 for years ended December, 31, 2009.

The officers and directors of the Company are in the process of applying for Edgar codes to file their respective form 3, 4, and 5 as required under 16A of the 1934 Securities Exchange Act.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bond Laboratories, Inc.

/s/ Michael Abrams
Michael Abrams
CFO